                                                                    EXHIBIT 6(B)
                             AGREEMENT RELATING TO
                             DISTRIBUTION AGREEMENT


         This AGREEMENT, is made as of the 29th day of March, 1995 between Pacific Horizon Funds, Inc., a Maryland corporation (the "Fund"), and Concord Financial Group, Inc., a Delaware Corporation (the "Distributor").

         WHEREAS, the Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and has entered into a distribution agreement (the "Distribution Agreement") with the Distributor pursuant to which the Distributor acts as distributor for the Fund's shares, and

         WHEREAS, the Distribution Agreement provides that it will automatically terminate in the event of its assignment, as that term is defined in the Investment Company Act of 1940 (the "1940 Act"), and

         WHEREAS, the Distributor is a wholly-owned subsidiary of Concord Holding Corporation ("Concord") and Concord has entered into a definitive merger agreement with The BISYS Group, Inc. ("BISYS") pursuant to which a subsidiary of BISYS will merge with and into Concord and Concord will become a wholly-owned subsidiary of BISYS (the "Merger") on or about March 31, 1995 (the actual date of the Merger to be referred to as the "Merger Date"), and

         WHEREAS, the Merger will result in a change of control of Concord and the Distributor that may be deemed to result in an assignment and termination of the Distribution Agreement as that term is defined in the 1940 Act, and

         WHEREAS, the Fund wishes to continue to retain the Distributor as the distributor of the Fund's shares after the Merger Date on same terms and conditions as existing prior to the Merger Date and the Distributor wishes to continue to serve as distributor under those same terms.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto agree as follows:

                 1. Renewal and Reinstatement of Distribution Agreement. The Parties hereby agree that, effective upon the termination of the Distribution Agreement on the Merger Date, the Distribution Agreement shall be automatically, and without need of further action, renewed and reinstated and shall continue in effect under its current terms. The Parties further agree that the renewal and reinstatement of the Distribution Agreement shall be evidenced by their respective execution of this Agreement and that no further agreement or documentation shall be required.

                 2.       Other Matters

                          a.      In the event the Merger is not consummated
within 120 calendar days of the date hereof, this Agreement shall become null and void and therefore have no effect on the Distribution Agreement.

                          b.      This Agreement may be executed in one or more
counterparts, each of which may be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                                                  CONCORD FINANCIAL GROUP, INC.



                                                  By:/s/ Richard Stierwalt
                                                     -----------------------


                                                  PACIFIC HORIZON FUNDS, INC.



                                                  By: /s/ Thomas M. Collins
                                                      -----------------------






                                      -2-